UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024 (Report No. 4)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Explanatory Note

On December 17, 2024, NLS Pharmaceutics Ltd., or the Registrant, furnished a Form 6-K, or the Original 6-K, relating to the Registrant’s filing of the Notice of Meeting and Proxy Card for the Extraordinary Shareholders’ Meeting to be held on January 7, 2025, or the Meeting. This amendment on Form 6-K/A amends and restates the Original 6-K to correct a typographical error in Exhibit 99.1 to the Original 6-K to clarify the record date for the Meeting is December 16, 2024.

CONTENTS

Extraordinary Shareholders’ Meeting

Attached hereto and incorporated by reference herein is the Registrant’s, Notice and Proxy Card for the Meeting. Only shareholders of record who hold common and/or preferred shares of the Registrant at the close of business on December 16, 2024 (11:59 pm CET), will be entitled to vote at the Meetings and any postponement or adjournments thereof.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-262489, 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting and Proxy Card for the Extraordinary Shareholders’ Meeting to be held on January 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: December 19, 2024	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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